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ROBERT A. ROBERTSON robert.robertson@dechert.com +1 949 442 6037 Direct +1 949 681 8651 Fax

May 20, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:

Mary A. Cole, Division of Investment Management

Re:

Two Roads Shared Trust (the “Registrant”)

(File No. 333-182417; 811-22718)

Dear Ms. Cole:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the addition of the new fund of the Registrant, the Dynamic Total Return Fund (the “Fund”), filed with the Commission on November 27, 2013.  The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are reflected in Post-Effective Amendment No. 27 to the Registrant’s registration statement on Form N-1A, which was filed via EDGAR on March 26, 2014.

COMMENTS TO THE PROSPECTUS

Comment 1.

Please acknowledge that short sales expenses will be disclosed in the fee table.

Response 1.

The Registrant confirms that short sales expenses, as applicable, will be disclosed in the fee table.

Comment 2.

Please include a line item for “Acquired Fund Fees and Expenses” in the Fees and Expenses—Annual Fund Operating Expenses table, if appropriate.

Response 2.

We confirm that Acquired Fund Fees and Expenses, as applicable, will be disclosed in the fee table.

Comment 3.

Please confirm the advisory fee waiver will be in place for at least one year from the effective date of the Registrant’s registration statement. Please also confirm that the advisory fee waiver agreement will be attached as an exhibit to the Registrant’s registration statement.

Response 3.

The Registrant confirms that the advisory fee waiver will be in place for at least one year from the effective date of the Registrant’s registration statement. The registrant also confirms that the advisory fee waiver agreement will be attached as an exhibit to the Registrant’s registration statement.

Comment 4.

Please confirm that any possible recoupment will be subject to the expense limitation agreement.

Response 4.

The Registrant confirms that any possible recoupment will be subject to the expense limitation agreement.

Comment 5.

In the Principal Investment Strategies section, please clarify that “risk management” applies to the fixed income and equity portions of the Fund’s strategies.

Response 5.

Comment acknowledged. The Registrant has revised the disclosure, which no longer references a “risk management” strategy.

Comment 6.

In the Principal Investment Strategies section, please disclose whether there are any quality standards with respect to the Fund’s investment in fixed income securities.

Response 6.

Comment accepted. The Registrant has added disclosure as requested.

Comment 7.

The Principal Investment Risks section includes a risk factor regarding active trading. Consider combining this risk factor with the risk factor regarding high portfolio turnover.

Response 7.

Comment accepted. The Registrant has revised the disclosure as requested.

Comment 8.

The Principal Investment Strategies section states that the Fund may invest in asset-backed securities. If the Fund expects to principally invest in asset-backed securities, consider adding related disclosure to the Principal Investment Risks section.

Response 8.

Comment accepted. The Registrant has added disclosure as requested.

Comment 9.

Please add disclosure regarding the Fund’s temporary defensive strategy to the section of the prospectus that provides disclosure in response to Item 9 of Form N-1A.

Response 9.

Disclosure regarding the Fund’s temporary defensive strategy is included at the end of the Additional Information about Principal Investment Strategies and Related Risks—Principal Investment Strategies section.

Comment 10.

In the Principal Investment Strategies section, please add disclosure about the specific derivatives in which the Fund expects to invest.

Response 10.

Comment accepted. The Registrant has added disclosure as requested.

Comment 11.

If the Fund expects to write credit default swaps (“CDS”), please confirm that the Fund will segregate liquid assets sufficient to cover the notional value of such swaps.

Response 11.

The Fund does not anticipate purchasing or writing CDS.  In the event the Fund purchases or writes CDS, the Fund will segregate liquid assets sufficient to cover the notional value of such swaps.

Comment 12.

If the Fund expects to invest in total return swaps, please confirm that the Fund applies the principles of SEC Release IC-10,666 to such investments.

Response 12.

The Registrant confirms that the Fund will apply the principles of SEC Release IC-10,666 to its investments in total return swaps.

Comment 13.

Please ensure that all Principal Investment Risks listed in Item 9 of Form N-1A are also included in Item 4 of Form N-1A.

Response 13.

We confirm that all Principal Investment Risks listed in Item 9 of Form N-1A are also included in Item 4 of Form N-1A.

* * *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

●

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

●

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (949) 442-6037.  Thank you.

Best regards,

/s/ Robert A. Robertson

Robert A. Robertson